UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25NOTIFICATION OF LATE FILING

(Check One): ___ Form 10-K ___ Form 20-F ___ Form 11-K  X  Form 10-Q  ___ Form N-SAR

For Period Ended:   March 31, 2002

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herin.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_________________________________________________________________________________

PART I -- REGISTRANT INFORMATION
________________________________________________________________________________ Full Name of Registrant: SUMmedia.com, Inc.
________________________________________________________________________________ Former Name if Applicable
________________________________________________________________________________ Address of Principal Executive Office (Street and Number)
Suite 208, 750 Terminal Avenue, Vancouver, B.C. CANADA V6A 2M5 City, State and Zip Code
PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

X	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

     Various accounting issues are requiring unanticipated, additional efforts.  As a result, financial statements are not yet available to allow timely filing.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Richard Byron Peddie (Name)	303 (Area Code)	444.5447 (Telephone Number)
(2) Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).   X  Yes ___ No ________________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? _X__ Yes  ___ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As detailed in the Company's 10-KSB for the year ended December 31, 2001, and prior filings on form 10-QSB, the Company's operating subsidiary declared bankruptcy in May of 2001.  The Company therefore ceased all activities at that time.  Loss for the three month period ended
     March 31, 2001, was U.S. $4,515,331.  Loss for the the three month period ended March 31, 2002, is estimated at U.S. $238,070.

  SUMmedia.com, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By: /s/L. Evan Baergen
Chief Financial Officer

Date:  May 14, 2002